May 22, 2025

Vik Hakmon
Chief Executive Officer
Jeffs' Brands Ltd
7 Mezada Street
Bnei Brak, 5126112
Israel

       Re: Jeffs' Brands Ltd
           Registration Statement on Form F-3
           Filed May 16, 2025
           File No. 333-287341
Dear Vik Hakmon:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Dr. Shachar Hadar